UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☒ Form 11-K ☐ Form 10-Q   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:    December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Explanatory Note

This amendment No. 1 to Form 12b-25 amends the check boxes under the Notification of Late Filing to indicate Form 11-K and the check boxes for items 2 and 3 of Part IV to correct a typographical error and the Form 12b-25 as so amended is restated in its entirety.

PART I -- REGISTRANT INFORMATION

Parke Bancorp, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

601 Delsea Drive
Address of Principal Executive Office (Street and Number)
Washington Township, New Jersey 08080
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Parke Bancorp, Inc. (the “Registrant” or the “Company”) will not be able to timely file with the Securities and Exchange Commission its Annual Report on Form 11-K for the year ended December 31, 2022 for the reasons set forth below.

The Registrant requires additional time to permit completion of the Form 5500-SF Short Form Annual Report of Small Employee Benefit Plan and the Form 5558 Application for Extension of Time to File Certain Employee Plan Returns. The Form 5500-SF is required to be filed as an Exhibit to the Form 11-K in accordance with Item 4 of Form 11-K. As a result, the Registrant is unable to file its Annual Report on Form 11-K by the prescribed due date without unreasonable effort or expense. The Registrant anticipates that the Annual Report on Form 11-K will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John S. Kaufman	(856)	256-2500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Parke Bancorp, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2023	By:	/s/ John S. Kaufman
John S. Kaufman
Senior Vice President and Chief Financial Officer